Mail Stop 03-08


								March 22, 2005


By Facsimile and U.S. Mail

Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD.
150-14 132nd Avenue
Jamaica, NY 11434

	RE:	Form 10-K for the fiscal year ended September 30, 2004
		File Date: December 28, 2004
		File No. 333-60608

		Form 10-Q for the quarterly period ended December 31,
2004


Dear Mr. Jannello:

	We have reviewed your responses contained in the letter dated March 15, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As previously requested in our letter dated February 15, 2005, please provide in writing a statement from the company acknowledging that:
a. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 10-K for Fiscal Year Ended September 30, 2004


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003, page 15
2. We read your response to prior comment number 1 and do not believe you have adequately addressed our comment. In particular, your explanation of the decrease in revenues in the three months ended December 31, 2004 as compared to the three months ended December 31,
2003 still does not allow the reader to understand the degree to which each of the factors you identify contributed to the overall decrease in revenues. To the extent you can provide additional value to the reader by quantifying the factors that contributed to the change in your revenues please do so in future filings. For further guidance we again refer you to Item 303(a)(3) of Regulation S-K and the Commission`s Interpretative Release on MD&A, Release 33-8350, which is available on the SEC`s website at www.sec.gov.


Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Independent Auditors` Report
3. We note your response to prior comment number 8. Please ensure the amended filing addresses our prior comments 18 through 20 regarding your Section 302 Certifications and your Item 9A disclosures. The entire Form 10-K should be included in the amended filing.




Consolidated Statements of Operations
4. We read your response to prior comment number 10 and are unclear as to why you would include interest income and interest expense within income from operations, as these appear to be non-operating items. Please advise. Refer to Rules 5-03.7 and 5-03.8 of Regulation S-X.

Consolidated Statements of Changes in Stockholders` Equity
5. We read your response to prior comment number 11. Please confirm that you will reflect this reclassification on a retroactive basis in your next filing on Form 10-Q and that you will disclose the nature of the reclassification in the notes to the financial statements. Also show us supplementally how the explanatory note will read.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition
6. We read your response to prior comment number 15, along with your proposed revision to your revenue recognition policy. We still find your revenue recognition policy somewhat unclear. As previously requested, please revise your revenue recognition policy to clearly describe each of your revenue generating activities and to separately explain your revenue recognition policy for each material source of revenues. The disclosure should indicate whether you record revenues in each case on a gross or a net basis, and why. In this regard, we find your proposed disclosure confusing in that you state "[r]evenues recognized in other capacities include only the commissions and fees earned. . .," and yet you also state that "[r]evenues from all categories are recorded on a gross basis. . ." The first statement seems to imply that you record revenues on a net basis in certain cases, which is inconsistent with the second statement. Moreover, it is not sufficient to say that you record revenues on a gross basis because it is standard industry practice; rather, you should disclose the basis in GAAP for your accounting. Finally, with respect to the timing of revenue recognition, please ensure your disclosure is clear in terms of the timing of revenue recognition for each source of revenues and also in terms of the basis in GAAP for recording revenues at this time. Again, show us supplementally what the revised disclosures will look like in future filings.

Note 8 - Stockholders` Equity
7. We read your response to our prior comment number 17 and understand that you determined the fair value of the restricted stock based on the price quotations on the OTC Bulletin Board for your common stock on the issuance date (at $.01/share). However, we note that there was no trading at this price on the issuance date, nor, as
you point out, was there any trading in the stock for a
considerable
period of time prior to the issuance date. Moreover, we note that three days after the restricted stock issuance, on July 25, 2002, there was actual trading volume for your stock at $3.75 per share. Then starting on August 14, 2002, less than one month after the restricted stock issuance, active trading of your stock on a daily basis began. Between August 14, 2002 and August 30, 2002, your stock traded at prices ranging from $1.08 per share to $2.10 per share. Thus, it does not appear that the price quotation you used to measure the fair value of the restricted stock issuance on July 22, 2002 necessarily represents the fair value of the issuance. While we agree that quoted market prices in active markets are the best evidence of fair value, in the absence of quoted market prices in active markets, the estimate of fair value must be based on the best information available in the circumstances. We also believe that your disclosure in footnote 8 that these shares of restricted common stock were issued to employees and consultants "as an incentive for
performance" implies that there was intrinsic value above and beyond
the $.01 per share that was paid for the shares.  Please either tell
us how you plan to revise your financial statements to reflect the fair value of this restricted stock issuance, or otherwise, and in light of all of the above, tell us why you continue to believe it is appropriate that you recorded no charge related to this restricted
stock issuance.   Please cite the applicable authoritative
literature
in your response.

*******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-
7786.  Any other questions may be directed to me at (202) 942-
2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD.
March 22, 2005
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